UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on April 23, 2018.

City of Buenos Aires, April 23, 2018

Comisión Nacional de Valores (CNV)

Mercado de Valores de Buenos Aires

Notice: CPSA-GG-N-0181-18-AL
Subject: Cumulative voting

Ladies and gentlemen,

I am pleased to address you in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) to inform that the Company was served with a notice by shareholder ARGENTINE GOVERNMENT-MINISTRY OF ENERGY AND MINING, whereby it informs its decision to vote through the cumulative voting system in accordance with Sections 236 and 289 of Law No. 19,550 in the election of Directors, Deputy Directors, Statutory Auditors and Deputy Statutory Auditors, under items 8 and 9 of the Agenda of the Annual Ordinary Shareholders’  Meeting to be held on April 27, 2018.

Therefore, and in compliance with the regulation in force, all shareholders that notified of their attendance to the Annual Ordinary Shareholders’ Meeting are entitled to cumulative voting, regardless of whether they served notice (pursuant to Section 263, subsection 2, of Law No. 19,550).

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 26, 2018	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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